VITAL PRODUCTS, INC.
2404 Via Mariposa West, 1-A
Laguna Woods, California 92637

                                        August 20, 2013

Via Edgar
Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: Vital Products, Inc.
    Form 10-K for the Year Ended July 31, 2012
    Filed November 2, 2012
    File No. 333-127915

Mr. Decker:

The following responses address the comments of the Staff (the "Staff") as set forth in its letter dated July 23, 2013 (the "Comment Letter") relating to the Form 10-K filed November 2, 2012, (the "Form 10-K"), of Vital Products, Inc. ("Vital" or the "Company"). We have made revisions to the Form 10-K in response to the Comment Letter. The numbers of the responses in this letter correspond to the numbers of the Staff's comments as set forth in the Comment Letter.

Form 10-K for the Year Ended July 31, 2012

General

1. We note your issuance of a press release on June 10, 2013 disclosing your results of operations for the three months ended April 30, 2013. Please explain to us why you did not disclose the foregoing public announcement on a Current Report on Form 8-K. See Item 2.02 of Form 8-K.

Response
The press release was issued on June 10, 2013 and the related Form 10-Q was posted four days later on June 14, 2012. As a Form 8-K is due within four days and the actual Form 10-Q was filed within four days, we did not believe that filing a Form 8-K was required in this situation.

2.      Please amend your Form 10-K in response to the following comments.

Response
We have amended our Form 10-K for the year ended July 31, 2012 in response to your questions below as required.

3. We note that you have omitted to check a box on the cover page indicating whether you have submitted electronically and posted on your corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Please mark the appropriate box.

Response
Vital Products, Inc. does not have a corporate web site. Form 10-K has been updated to tick the "no" box.

4. We note your disclosure on pages 20 and 21 that Messrs. Levine and Lecker resigned their respective officer and director positions with your company on July 30, 2012. We also note that Mr. McKinney was appointed President and Chief Financial Officer on April 30, 2012 and that Mr. McKinney was appointed as a director on July 30, 2012. Please explain to us why you did not disclose the foregoing resignations and appointments on Current Reports on Form 8-K. See General Instruction B.1. and Item 5.02 of Form 8-K.

Response
The lack of preparation of Form 8-K for the appointment of Mr. McKinney as an officer and a director of the Company was an oversight.

The appointment of Mr. McKinney as President and Chief Financial Officer on April 30, 2013 was disclosed in our Form 10-Q for the quarterly period ended April 30, 2012, (page F7), filed June 14, 2012. The resignations of Mssrs Levine & Lecker and the appointment Mr. McKinney as director on July 30, 2012 and was disclosed in our Form 10-K, November 2, 2012.

During this period, DTCC would not permit trading of Vital stock. Trading resumed in February 2013.

Our Business, page 4

5. We note your disclosure on page 9 that "Vital is no longer active in industrial packaging products in the United States . . . Vital Products is a business to business supplier or printer ribbons, toner cartridges and ink jet cartridges." Please include a discussion of your current business operations, namely as a supplier of printer ribbons, toner and ink jet cartridges, in your
Item 1 business discussion. Please also discuss the material terms of your license agreement with Vital Supplies, including the products you have a right to market as this appears to be your sole business operation and plan. See
Item 101(h)(4)(vii). In addition, please file as an exhibit the license agreement with Vital Supplies referenced on page 5. Please refer to
Item 601(b)(10) of Regulation S-K. We may have additional comments.

Response
The amended Form 10-K has been updated to include additional descriptions of the operations of Vital Supplies and the license agreement has been filed as an exhibit.

6. When discussing discontinued past operations here and in the MD&A, please avoid providing disclosure suggesting these operations are ongoing. For instance, you state on page 5 "our new system produces a craft paper product that simulates a moldable nest" and refer to a new line of business when discussing an area you are not operating in. We may have additional comments.

Response
The amended Form 10-K has changed the wording to the past tense where appropriate.

Customers, page 6

7. Please discuss any agreements with Century Computer Products and Reliable Printing Solutions, Inc. in greater detail and file them as exhibits.

Response
There are no written agreements with Century and Reliable to file as exhibits.

Manufacturing and Product Sourcing, page 7

8. Please discuss in significantly more detail how you source your products and how they are manufactured. We may have further comments.

Response
The amended Form 10-K has been updated to explain the remanufacturing process for cartridges.

Recent Sales of Unregistered Securities, page 12

9. We note your disclosure on page 12 that on "February 10, 2012, the Board of Directors approved the issuance to James McKinney, the President and Chief Financial Officer of the Company, a signing bonus . . ." comprised of equity securities in the company. We also note your disclosure on page 21 that Mr. McKinney was appointed President and Chief Financial Officer on
April 30, 2012. Please explain the apparent gap in time between the board's approval of Mr. McKinney's signing bonus and his appointment date.

Response
The issuance of stock of Mr. McKinney on February 10, 2012 was part of the negotiations and in anticipation of his acceptance of the appointment as an officer of Vital on April 30, 2012.

Liquidity and Capital Resources, page 16

10. Please disclose the amount of accrued interest on each of the notes outstanding.

Response
Liquidity and Capital Resources has been updated to include a table showing accrued and accreted interest by convertible note payable.

Controls and Procedures, page 18

11. Please note that use of Item 9A(T) and Item 308T of Regulation S-K is no longer permissible as of June 30, 2010 for fiscal years ending after December 15, 2009. Please comply with Item 9A of Form 10-K.

Response

Report updated to comply with Item 9A.

12. Given that your Form 10-K for the fiscal year ended July 31, 2012 discloses management's conclusions that your disclosure controls and procedures and internal controls and procedures were not effective, please include disclosure that describes the material weakness or weaknesses that led to this conclusion. You should disclose when the material weakness first began, who identified the material weakness and discuss the actions taken and the additional steps you must take to remediate the problem. You should discuss your timetable for implementing these changes. Also, to the extent material, you should include disclosure in Management's Discussion and Analysis in your annual report describing the potential effects on your financial condition.

Response

Report updated to included suggested disclosure.

Directors, Executive Officers and Corporate Governance, page 20

13. Please remove the parenthetical notation "(1)" next to Mr. Michael Levine's name on page 20 as it does not appear to be connected to any footnote reference.

Response

Notation removed.

14. Please revise your disclosure to clearly state each of your officer's and director's principal employment and the name and principal business of his or her employer during the past five years. For example, there is no description of Mr. McKinney's employment in the five years immediately prior to his appointment on April 30, 2012. See Item 401(e) of Regulation S-K.

Response
Mr. McKinney's employment and business disclosures have been updated to clearly indicate his activities for the past five years.


15. We note your disclosure on page 21 that Mr. McKinney has served as President and CFO since April 30, 2012. We also note that Mr. McKinney signed the company's Form 12b-25 filed October 29, 2012 as well as Exhibits 31.1 and 32.1 to the Form 10-K as "Chief Executive Officer." Please correctly disclose Mr. McKinney's positions with the company.

Response
The amended 10-K has been updated to reflect Mr. McKinney is President, CFO and Director of the Company and that since Mr. Levine resignation on July 30, 2013, Mr. McKinney has also served as Acting CEO.

Involvement in Certain Legal Proceedings, page 21

16. We note your disclosure on page 21 that you are not aware of any material legal proceedings in "the past five years" concerning any director, director nominee or control person. Please note that Item 401(f) of Regulation S-K requires disclosure covering the past ten years and also should include executive officers. Please ensure your disclosure complies with
Item 401(f) of Regulation S-K.

Response
Disclosure has been revised in the amended Form 10-K to included 10 years.

Committees of the Board of Directors, page 22

17. We note your disclosure that "Mr. McKinney is "independent" as independence for audit committee members is defined in . . . ." As Mr. McKinney serves as
President and Chief Financial, as well as a director, and has received a signing bonus in the form of equity securities for his service as President and Chief Financial Officer, please explain to us the basis for your conclusion that Mr. McKinney can be characterized as "independent."

Response
References to Mr. McKinney being independent has been removed from the amended Form 10-K.

Executive Compensation, page 22

18. Please include disclosure with respect to director compensation. If no directors were paid compensation in your last fiscal year, please so state. See Item 401(r) of Regulation S-K.

Response
There was no director compensation for the year ended July 31, 2012 and the amended Form 10-K has been revised to so state.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 24

19. We note your disclosure that the "following table sets forth certain information concerning the beneficial ownership of our outstanding common stock as of October 19, 2011. . . ." Your disclosure should be as of the most recent practicable date. See Item 403 of Regulation S-K.

Response
The date has been changed in the amended Form 10-K from October 19, 2011 to October 29, 2012.


20. Please revise your table to include the business, mailing or residence address of your beneficial holders. We note your statement in footnote (1) that the "address of all individual directors and executive officers is c/o
Vital Products, Inc., . . . ." However, we note that there are beneficial holders listed in the table who are neither officers nor directors and no separate address is provided. See Item 403 of Regulation S-K.

Response
The table has been revised to include addresses of beneficial holders in the amended Form 10-K. The reference to footnote (1) has been corrected.

Certain Relationships and Related Transactions, and Director Independence, page 25

21. Please ensure consistency with respect to your references to Mr. Levine and his positions with the company. For example, in paragraph one under "Certain Relationships and Related Transactions" you note that Mr. Levine is your "former Chief Executive Officer and former Chairman of the Board .. .," and then in paragraph two you describe Mr. Levine as your "former Chief Executive Officer, President and Chairman of the Board . . ." and then finally in paragraph three you describe Mr. Levine as your "Chief Executive Officer, President and Chairman of the Board . . ." with no reference to "former." We contrast this disclosure with your disclosure on page 21 where you describe the resignation of Mr. Levine as Chief Executive Officer, Chairman and director and the appointment of Mr. McKinney as President and Chief Financial Officer.

Response
The amended Form10-K has been updated to consistently refer to Mr. Levine as the former Chief Executive Officer.

22. Please describe in greater detail your relationship with the vendor in which Michael Levine has a majority interest and file all agreements with this entity as exhibits.

Response
The amended Form 10-K has been updated to provide greater detail about the vendor, Zynpak Packaging Inc., and a creditor, Den Packaging Corporation.

There are no agreements with these entities to file as exhibits.

Exhibits, Financial Statement Schedules, page 27

23. Please tell us where you have filed as an exhibit a complete copy of your articles of incorporation, as amended, in accordance with Regulation S-K Item 601(b)(3)(i). In this regard, we note the certificate of amendment to your certificate of incorporation dated February 24, 2012 filed with your Current Report on Form 8-K on March 2, 2012, which is not listed in the exhibit list in your Form 10-K.

Response
The amended Form10-K has been updated to include the certificate of amendment in the exhibit list.

24. Please tell why you have not included in your exhibit list an incorporation by reference to the Side Letter Agreement with The Cellular Connection, Ltd. filed with your Current Report on Form 8-K on February 29, 2012.

Response
The amended Form10-K has been updated to include the Side Letter Agreement in the exhibit list.

25. We note your reference to "Exhibit 23.1 - Consent of Independent Auditors, MSCM LLP (filed herewith)." It does not appear that Exhibit 23.1 was filed with the Form 10-K. Please advise.

Response
Reference to Exhibit 23.1 has been removed.

Signatures, page 29

26. Please identify your Principal Accounting Officer or Controller. To the extent that James McKinney serves as your Principal Accounting Officer or Controller, please advise us of such and identify that person in his capacity as Principal Accounting Officer or Controller on the signature page, in addition to your Principal Executive Officer and Principal Financial Officer, as appropriate.

Response
James McKinney is serving as both the Principal Executive Officer and Principal Accounting Officer at July 31, 2012. That is, the Acting Chief Executive Officer and the Chief Financial Officer. The signature page has been updated accordingly.

Financial Statements

Notes to the Financial Statements

Note 3. Variable Interest Entity, page F-13

27. You have determined that Vital Products Supplies, Inc. is a variable interest entity and that you are the primary beneficiary of this entity. Please provide us with the license agreement entered into with Vital Products Supplies, Inc. in April 2012. With specific reference to the terms of this license agreement, please provide us with a comprehensive analysis as to how you determined that Vital Products Supplies, Inc. is a variable interest entity and that you are the primary beneficiary of this entity pursuant to ASC 810. Your explanation should include but not be limited to the following:

* Please address what consideration you gave to the scope exception included in ASC 810-10-15-17(d) which refers to legal entities that are deemed to be a business;
* Please address how you determined this entity is a variable interest entity pursuant to ASC 810-10-15-14 and how you have a variable interest in this entity;
* Please tell us how you determined you were the primary beneficiary of this variable interest entity pursuant to ASC 810-10-25-38; and
* Please tell us the amounts of sales and cost of sales reflected in your consolidated financial statements for the year ended July 31, 2012 and the nine months ended April 30, 2013 which represent your sales of the products of Vital Products Supplies, Inc. pursuant to the license agreement.


Response

On April 26, 2012, Vital Products, Inc. ("Vital Products", "Licensor") entered into a License Agreement with Vital Product Supplies, Inc. ("Vital Supplies", "Licensee"). Under the terms of the Agreement, the right to market the products of the Licensor as well as the right of use of the facilities of the Licensor including but not limited to the sales and distribution facilities.

Vital Products is required to pay a fee of 1.5% of all sales generated plus a management fee of 1.5% based on the total monies paid for employee salaries, benefits and commissions.

The duration of the agreement is for a period of twelve months commencing on April 26, 2012 and thereafter on a month-by-month basis unless sooner terminated by the Licensor as provided for in the agreement. The Licensor may at any time in its sole discretion, with sixty (60) days prior notice terminate the agreement and revoke the license granted for any reason whatsoever and upon such termination the Vital Products shall immediately stop the use of the facilities as above.

In considering the appropriate accounting for this contract, Vital Products considered whether Vital Supplies should be consolidated in the financial statements of Vital Products.

In determining whether Vital Supplies should be consolidated, the variable interest model was applied. The voting interest model was not considered since Vital Products does not have an equity interest in Vital Supplies.

1) Does a scope exception to consolidation guidance apply? ASC 810-10-15-12

No - Vital Supplies is not an employee benefit plan, governmental organization or an investment company accounted for at fair value.

2) Does a scope exception to the Variable Interest Model apply?ASC 810-10-15-17

No
a) Not a not-for-profit organization
b) Not a life insurance enterprise
c) Information available and Vital Supplies created after December 31, 2003.
d) Vital Supplies is not deemed to be a "business" since (i) Vital Products participated in the design of Vital Supplies (ii) Vital Supplies is designed so that substantially all of its activities either involve or are conducted on behalf of Vital Products.

3) Does Vital Products have a variable interest in a legal entity?ASC 820-10-20

Yes - The value of Vital Products contractual interest (License Agreement) changes with changes in the fair value of Vital Supplies net assets.

Yes - Vital Products Supplies, Inc. is a corporation.

4)      Is Vital Supplies a variable interest entity? ASC 820-10-15-14

Yes - Vital Supplies has the following characteristic:

Vital Supplies does not have enough equity to finance activities without additional subordinated financial support. For example, at April 30, 2012 Vital Supplies was capitalized with $200 with total assets of $52,782 (equity investment at risk less than 10% of total assets).

5) Is Vital Products the primary beneficiary of Vital Supplies?
   ASC 810-10-25-38A, 38B

Yes

a) Vital Products has the power to direct the activities of Vital Supplies that significantly impacts the economic performance of Vital Supplies under the License Agreement. The termination right (kick-out rights) of Vital Supplies was considered. In accordance with PWC Guide to Accounting for Variable Interest Entities 2010, Chapter #5 Identify the Primary Beneficiary of a VIE, page 18, "The FASB believes that many entities within the scope of the VIE model as amended by ASU 2009-17 are highly structured and although substantive kick-out rights or participating rights might exist, they are not typically exercised and therefore should not be considered until exercised." As Vital Products does not expect the termination rights to be exercised, the termination rights will only be considered if exercised and;

b) Vital Products will receive the benefits of any profits of Vital Supplies and will be responsible to absorb any losses.

Conclusion - Vital Products is the primary beneficiary of Vital Supplies at April 30, 2012. Therefore, Vital Products will include Vital Supplies in its consolidated financial statements.

For the amounts of sales and cost of sales reflected in the consolidated financial statements pursuant to the license agreement for the year ended July 31, 2012, please see last paragraph of Note 3 Variable Interest Entity on page F15 in the Form 10-K filed on November 2, 2012.

For the amounts of sales and cost of sales reflected in the consolidated financial statements pursuant to the license agreement for the nine months ended April 30, 2013 which represent the sales of the products of Vital Products Supplies, Inc., please see last paragraph of Note 3 Variable Interest Entity on page F8 in the Form 10-Q filed on June 14, 2013.

Exhibits 31.1 and 31.2

28. We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to item 601(b)(31) of Regulation S-K. In this regard, please only indicate the title of the signing officer immediately following their signatures. Also, the certifications should correspond exactly to the certifications set forth in Item 601(b)(31) of Regulation S-K. We note, for example, that you have incorrectly included references to "small business issuer" in place of "registrant."


Response
The certification has been update to correspond exactly to the certifications set forth in Item 601(b)(31) of Regulation S-K.

The company acknowledges that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


***

Please do not hesitate to contact me at 949-306-3110 if you have any questions or comments. Thank you.

                                Very truly yours,

                                /s/ James McKinney

                                Acting Chief Executive Officer,
                                Chief Financial Officer and Director


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